UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008
Commission File Number: 001-33910

ATA Inc.

8th Floor, Tower E
6 Gongyuan West Street,
Jian Guo Men Nei
Beijing 100005, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
          Form 20-F   ☑          Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   ☐          No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Exhibit Index
SIGNATURE
EX-99.1 RESULTS FOR FISCAL THIRD QUARTER 2008

Exhibit Index

Exhibit	Description
99.1	Press Release dated March 11, 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Inc.
By:	/s/ Carl Yeung
Name:	Carl Yeung
Title:	Chief Financial Officer

Date: March 11, 2008